

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Jacob Cohen
Chief Executive Officer
American International Holdings Corp.
7950 Legacy Drive, Suite 400
Plano, TX 75024

Re: American International Holdings Corp.
Registration Statement on Form S-1
Filed May 13, 2021
File No. 333-256059

Dear Mr. Cohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David M. Loev, Esq.